SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5 )

Cohu, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

001751-19257610

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

13G
CUSIP No. 001751-19257610

1.	Name of Reporting Person: Nicholas J. Cedrone		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,336,138

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 1,336,138

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,336,138

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.25%

12.	Type of Reporting Person: IN

Item 1(a)	Name of Issuer:
Cohu, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
12367 Crosthwaite Circle, Poway, CA 92064

Item 2(a)	Name of Person Filing:
Nicholas J. Cedrone

Item 2(b)	Address of Principal Business Office or, if None, Residence:
One Monarch Drive, Littleton, MA 01460

Item 2(c)	Citizenship:
United States

Item 2(d)	Title of Class of Securities:
Common Stock, $1.00 par value

Item 2(e)	CUSIP Number:
001751-19257610

Item 3	If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4	Ownership

The aggregate number and percentage of the class of securities of the issuer identified in Item 1 owned by Mr. Cedrone on December 31, 2003 was as follows:

(a)	Amount beneficially owned: 1,336,138.
(b)	Percent of class: 6.25%.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,336,138.
(ii)	Shared power to vote or to direct the vote _______.
(iii)	Sole power to dispose or to direct the disposition of 1,336,138.
(iv)	Shared power to dispose or to direct the disposition of ________.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2004

(Date)

/s/ Nicholas J. Cedrone

(Signature)

Nicholas J. Cedrone

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